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                              June 21, 2023

       Feng Huang
       Chief Executive Officer
       Li Bang International Corp Inc.
       No. 190 Xizhang Road, Gushan Town
       Jiangyin City, Jiangsu Province
       People   s Republic of China

                                                        Re: Li Bang
International Corp Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed June 1, 2023
                                                            File No. 333-262367

       Dear Feng Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-1

       Dilution, page 52

   1. Please revise your net tangible book value calculations to include deferred tax assets, here and on page 53.
       Underwriting
       Indemnification, page 130

   2. Please clarify whether the escrow arrangement was mandated by the underwriter, and if so, whether such an
arrangement is typical in similar offerings.
 Feng Huang
FirstName  LastNameFeng
Li Bang International CorpHuang
                          Inc.
Comapany
June       NameLi Bang International Corp Inc.
     21, 2023
June 21,
Page 2 2023 Page 2
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Jason Ye